Board of Management

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 27 July 2006
Re: Q2 2006 results

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201

Vedior
where people matter

Amsterdam, The Netherlands

Q2 2006

Diverse worldwide presence drives growth in Q2 2006

For release at 7.00am on 27 July 2006

Highlights for Q2 2006

Amounts in € million	**Q2 2006**	Q2 2005	Increase	Organic Growth*
Sales	**1,925.0**	1,718.3	+12%	+8%
Operating Income	**72.2**	59.9	+21%	+11%
Net Income♦	**42.4**	36.8	+15%	-
Net Income per share (€)♦	**0.25**	0.21	+19%	-

♦ Excluding profit from the sale of TriNet in Q2 2005.

- **Operating income up in France by 18%, US by 26%, Netherlands by 32%, and Australia by 38%**
- **Increase in gross margin to 18.5% (Q2 2005: 17.8%)**
- **Five acquisitions completed, improving diversity and increasing exposure to professional/executive recruitment sector**
- **Growing demand for permanent placement - fees increase by 31%**

CEO's Statement

Zach Miles said, "*We continue to make good progress in improving our mix of business and profitability while maintaining our investment in promising market sectors and expanding our office network.*

During this quarter, we completed a number of important acquisitions in line with our strategy to increase the proportion of sales from professional/executive recruitment sectors.

With a presence in 44 countries, we have also been able to take advantage of positive business trends in markets such as Australia, India and Latin America where our network continues to grow."

Q2 2006 Review

**All growth percentages have been calculated on an organic basis which excludes the impact of currency effects, acquisitions and disposals. Currency effects were not material this quarter.*

Overall, sales increased in all our major markets.

Demand for permanent placement provided a 31% organic increase in placement fees. Permanent placement now represents 3.2% of Group sales compared to 2.4% in Q2 2005.

Gross profit was €355.7 million compared to €305.7 million in Q2 2005. The temporary gross margin was stable but the continuing development of permanent placement activities had a beneficial effect on the Group's gross margin which increased from 17.8% in Q2 2005 to 18.5% this quarter.

Operating expenses increased by 9% including the cost of our ongoing business development programme.

In France, our new permanent placement offering is developing above our expectations with a strong performance coming from Vedior's professional/executive recruitment brands. Changes in business mix combined with the growth in permanent placement revenue led to an 18% improvement in operating income while sales increased by 5%.

In the UK, excluding acquisitions, operating income decreased by 21% with sales 4% lower than the same quarter in 2005. Some of our professional/executive recruitment sectors exhibited good growth, particularly engineering. The traditional, IT and healthcare sectors experienced lower demand and pricing pressure. Education sales declined by 10% due to the late timing of Easter but the underlying trend is positive. UK companies acquired in the first half of 2006 did well. Blomfield given its focus on the financial services sector, is experiencing strong growth.

In the US, operating income increased by 26% and sales by 15%. The strongest growth was achieved in the IT, accounting/finance and traditional staffing sectors. Demand for permanent placement remained strong, increasing by 27% compared to the same quarter in 2005.

In the Netherlands, operating income increased by 32% while sales grew by 16%. We experienced exceptionally strong demand for finance and accounting personnel, and notable performances from our education, healthcare and interim management brands. Traditional staffing sales also grew with good performances from both the Vedior and Dactylo brands. Given its mix of business, Dactylo's progress in improving sales and profits reflects the recovery of the Dutch SME sector.

In the 'Rest of Europe' region, operating income increased by 11% and sales were up 9%. Belgium had a very good quarter while profits continue to improve in Switzerland, Spain and Portugal. Once again, we saw very satisfactory sales performances within the emerging markets of Central/Eastern Europe.

In our 'Rest of World' region, operating income and sales both increased by 20%. Australia increased operating income by 38% with sales up by 14% with particular strength in the traditional, IT, healthcare and education sectors. Elsewhere, we saw strong demand in the Asian market, as well as Latin America and Canada.

Cash flow absorbed by operating activities increased by €12 million to €37 million compared to the same quarter in 2005 mainly due to increases in working capital reflecting normal seasonal patterns and growth of the business.

Net debt increased by €129 million compared to June 2005 to €656 million primarily due to the cost of acquisitions and the payment of dividends which, unlike the prior year, were distributed exclusively in cash. On 20 July, Vedior successfully completed a private debt placement of US$215 million (€170 million) in 7/10 year maturity notes with US institutional investors in order to diversify the Group's sources of finance.

Business Development

During Q2 2006, Vedior made five acquisitions.

The largest acquisition was CNC Global Ltd, Canada's leading provider of IT recruitment and resource management solutions reinforcing our strong position in the North American IT sector. We acquired a majority interest in The Blomfield Group, a leading financial recruitment services provider in the UK and Ireland, including the Joslin Rowe, Firth Ross Martin and Origin brands. Other acquisitions included MOT Models, one of the UK's leading model agencies, Rest Personal, a provider of qualified personnel to the oil and gas industry in Argentina and Walker-Cox, one of the UK's fastest growing interim management companies.

The total consideration paid for these acquisitions was €108 million.

In July, we disposed of our interest in ISU Personaldienstleistungen, a small regional provider of light industrial personnel in Germany.

We have continued our development programme, extending our office network in areas of high demand and launching new products and services in a variety of markets. Vedior's global network has increased by 112 offices to 2,371 compared to Q2 2005 of which 39 have been added by acquisition. The most active network expansion has been in emerging markets.

Management Outlook

Our second quarter results demonstrated continued progress towards achieving the Group's strategic and financial targets. For the remainder of the year, we anticipate further progress being made, most notably in improving our operating margins and business mix.

For further information on these results, please join today's conference call at 9.00am (CET). Details can be found on our website at www.vedior.com

Zach Miles, Chief Executive Tel: +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

Investor Information at: ***www.vedior.com/investor-relations/investor-relations.asp***

Company Profile

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

Vedior
where people matter

Financial Agenda

26 October 2006	Publication of third quarter results
8 February 2007	Publication Q4 and annual 2006 results
27 April 2007	Publication of first quarter results and AGM
26 July 2007	Publication of second quarter results
25 October 2007	Publication of third quarter results

Safe Harbour

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our long- term growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 June 2006	2005	change in %	organic growth
Sales	**1,925.0**	1,718.3	12%	8%
Cost of sales	**(1,569.3)**	(1,412.6)		
Gross profit	**355.7**	305.7	16%	10%
Gross margin	*18.5%*	*17.8%*		
Operating expenses	**(283.5)**	(245.8)	15%	9%
Operating income	**72.2**	59.9	21%	11%
Operating margin	*3.8%*	*3.5%*		
Finance costs	**(7.8)**	(5.8)		
Share of profit of associates (after tax)	**-**	15.3		
Profit before tax	**64.4**	69.4		
Income tax expense	**(20.0)**	(16.8)		
Profit for the period	**44.4**	52.6		
Attributable to:				
Equity holders of Vedior NV (net income)	**42.4**	51.8		
Minority interests	**2.0**	0.8		
Profit for the period	**44.4**	52.6		
Net income (excluding profit on sale of TriNet in 2005)	**42.4**	36.8	15%	
Basic earnings per ordinary share*	**0.25**	0.30		
Diluted earnings per ordinary share*	**0.24**	0.30		
Basic earnings per ordinary share, excluding profit on sale of TriNet (Q2 2005)*	**0.25**	0.21	19%	

* after dividend on preference shares

Operating expenses	2006	2005	change in %	organic growth
Employee costs	**186.1**	156.2		
Depreciation and amortisation	**8.9**	9.5		
Other operating expenses	**88.5**	80.1		
	283.5	245.8	15%	9%

Basis of presentation

The accompanying condensed interim financial statements comprise Vedior NV and its subsidiaries. These statements have been prepared in accordance with Vedior's accounting principles which are described in detail in the 2005 annual report and are in compliance with International Financial Reporting Standards ("IFRS"), including IAS 34 "Interim Financial Reporting". Vedior's 2005 annual report can be viewed online at http://www.vedior-brand-leaders.com/.

The information furnished in these condensed interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Organic growth

Organic growth is measured by excluding the impact of currency effects, acquisitions and disposals.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recruitment service offered and the geographic region in which the services are delivered. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions/disposals and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the third quarter.

CONDENSED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Six months ended 30 June 2006	2005	change in %	organic growth
Sales	**3,649.2**	3,249.1	12%	8%
Cost of sales	**(2,976.7)**	(2,675.3)		
Gross profit	**672.5**	573.8	17%	11%
Gross margin	*18.4%*	*17.7%*		
Operating expenses	**(548.6)**	(475.4)	15%	10%
Operating income	**123.9**	98.4	26%	18%
Operating margin	*3.4%*	*3.0%*		
Finance costs	**(14.3)**	(13.3)		
Share of profit of associates (after tax)	**-**	15.7		
Profit before tax	**109.6**	100.8		
Income tax expense	**(34.0)**	(26.4)		
Profit for the period	**75.6**	74.4		
Attributable to:				
Equity holders of Vedior NV (net income)	**72.2**	72.6		
Minority interests	**3.4**	1.8		
Profit for the period	**75.6**	74.4		
Net income (excluding profit on sale of TriNet in 2005)	**72.2**	57.6	26%	
Basic earnings per ordinary share*	**0.42**	0.42		
Diluted earnings per ordinary share*	**0.42**	0.42		
Basic earnings per ordinary share, excluding profit on sale of TriNet (Q2 2005)*	**0.42**	0.33	27%	

* after dividend on preference shares

Operating expenses	2006	2005	change in %	organic growth
Employee costs	**360.0**	303.9		
Depreciation and amortisation	**17.6**	19.1		
Other operating expenses	**171.0**	152.4		
	548.6	475.4	15%	10%

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 June		Six months ended 30 June	
	2006	2005	**2006**	2005
Net profit attributable to equity holders of Vedior NV	**42.4**	51.8	**72.2**	72.6
Dividend on preference shares	**(0.1)**	(1.0)	**(0.1)**	(2.1)
Net profit attributable to holders of (certificates of) ordinary shares	**42.3**	50.8	**72.1**	70.5
Profit on sale of TriNet (Q2 2005), net of tax		15.0		15.0
Net profit excluding profit on sale of TriNet (Q2 2005) attributable to holders of (certificates of) ordinary shares	**42.3**	35.8	**72.1**	55.5
Weighted average number of shares (in millions)	**170.9**	167.6	**170.1**	166.9
Basic earnings per ordinary share*	**0.25**	0.30	**0.42**	0.42
Diluted earnings per ordinary share*	**0.24**	0.30	**0.42**	0.42
Basic earnings per ordinary share, excluding profit on sale of TriNet (Q2 2005)*	**0.25**	0.21	**0.42**	0.33

* after dividend on preference shares

CONDENSED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 30 June 2006	Three months ended 30 June 2005	Six months ended 30 June 2006	Six months ended 30 June 2005
Cash flow from operating activities				
Profit for the period	**44**	52	**76**	74
Adjustments for:				
Finance costs	**8**	6	**14**	13
Share of profit of associates	**-**	(15)	**-**	(16)
Income tax expense	**20**	17	**34**	26
Depreciation and amortisation	**9**	9	**18**	19
Other non-cash movements	**5**		**11**	7
Operating cash flow before movement in working capital	**86**	69	**153**	123
Movement in operating working capital	**(94)**	(59)	**(48)**	(52)
Cash (used in/)generated from operations	**(8)**	10	**105**	71
Interest paid	**(10)**	(11)	**(16)**	(13)
Income taxes paid	**(19)**	(24)	**(36)**	(48)
Net cash (used in)/from operating activities	**(37)**	(25)	**53**	10
Net investment in property, equipment & software	**(10)**	(8)	**(20)**	(14)
Net investment in group companies	**(108)**	(11)	**(130)**	(12)
Net investment in other financial assets	**-**	31	**-**	30
Net cash (used in)/from investing activities	**(118)**	12	**(150)**	4
Proceeds from long-term borrowings	**150**	75	**127**	77
Increase/(decrease) short-term borrowings	**9**	12	**2**	(9)
Dividends paid	**(44)**	(16)	**(44)**	(16)
Proceeds on issue of shares	**1**	1	**11**	7
Net cash from financing activities	**116**	72	**96**	59
Net increase/(decrease) in cash	**(39)**	**59**	**(1)**	**73**
Balance of cash at 1 April / 1 January	**190**	133	**154**	119
Effects of foreign exchange rate differences	**(1)**	6	**(3)**	6
Balance of cash at 30 June	**150**	198	**150**	198
Short-term debt	**(87)**	(127)	**(87)**	(127)
Short-term interest bearing assets and liabilities	**63**	71	**63**	71

SEGMENTATION ANALYSIS (UNAUDITED)

€ in millions	Three months ended 30 June 2006	2005	change in %	organic growth
By geography				
France	**803.1**	762.9	5%	5%
United Kingdom	**245.1**	228.3	7%	-4%
United States	**171.3**	139.4	23%	15%
Netherlands	**146.8**	123.8	18%	16%
Rest of Europe	**377.1**	337.2	12%	9%
Rest of World	**181.6**	126.7	43%	20%
Sales	**1,925.0**	1,718.3	12%	8%
France	**27.2**	23.1	18%	18%
United Kingdom	**15.2**	15.5	-2%	-21%
United States	**11.3**	8.7	30%	26%
Netherlands	**4.2**	3.0	43%	32%
Rest of Europe	**12.4**	10.7	16%	11%
Rest of World	**9.1**	6.3	47%	20%
	79.4	67.3		
Corporate expenses	**(7.2)**	(7.4)		
Operating income	**72.2**	59.9	21%	11%

€ in millions	Three months ended 30 June 2006	2005	change in %	organic growth
By sector				
Information Technology	**193.8**	155.5	25%	7%
Healthcare	**104.9**	103.5	1%	-4%
Engineering	**112.3**	102.6	9%	5%
Accounting	**96.5**	69.7	38%	14%
Education	**34.1**	35.4	-4%	-5%
Other sectors	**133.9**	98.5	36%	15%
Professional/Executive	**675.5**	565.2	20%	6%
Traditional	**1,249.5**	1,153.1	8%	8%
Sales	**1,925.0**	1,718.3	12%	8%
Information Technology	**12.2**	9.7	26%	7%
Healthcare	**4.6**	6.3	-27%	-32%
Engineering	**7.0**	6.4	9%	4%
Accounting	**6.3**	3.7	73%	31%
Education	**4.6**	4.8	-5%	-5%
Other sectors	**7.3**	5.0	47%	16%
Professional/Executive	**42.0**	35.9	17%	2%
Traditional	**37.4**	31.4	19%	18%
	79.4	67.3		
Corporate expenses	**(7.2)**	(7.4)		
Operating income	**72.2**	59.9	21%	11%

SEGMENTATION ANALYSIS (UNAUDITED)

€ in millions	Six months ended 30 June 2006	2005	change in %	organic growth
By geography				
France	**1,496.2**	1,418.6	5%	5%
United Kingdom	**473.3**	447.1	6%	-2%
United States	**342.2**	267.7	28%	14%
Netherlands	**289.8**	240.4	21%	19%
Rest of Europe	**723.7**	639.3	13%	11%
Rest of World	**324.0**	236.0	37%	21%
Sales	**3,649.2**	3,249.1	12%	8%
France	**44.6**	36.4	22%	22%
United Kingdom	**29.4**	29.0	1%	-11%
United States	**19.2**	14.3	35%	24%
Netherlands	**8.8**	5.5	61%	67%
Rest of Europe	**21.6**	15.4	40%	34%
Rest of World	**14.7**	10.7	38%	20%
	138.3	111.3		
Corporate expenses	**(14.4)**	(12.9)		
Operating income	**123.9**	98.4	26%	18%
By sector				
Information Technology	**363.1**	304.7	19%	5%
Healthcare	**210.7**	201.2	5%	-2%
Engineering	**220.7**	195.5	13%	8%
Accounting	**175.1**	134.6	30%	15%
Education	**71.1**	65.8	8%	6%
Other sectors	**246.2**	187.2	31%	16%
Professional/Executive	**1,286.9**	1,089.0	18%	7%
Traditional	**2,362.3**	2,160.1	9%	9%
Sales	**3,649.2**	3,249.1	12%	8%
Information Technology	**21.3**	16.8	27%	11%
Healthcare	**9.2**	11.5	-20%	-27%
Engineering	**13.1**	11.0	19%	12%
Accounting	**10.6**	6.1	75%	47%
Education	**10.1**	8.5	19%	18%
Other sectors	**11.7**	8.9	31%	12%
Professional/Executive	**76.0**	62.8	21%	9%
Traditional	**62.3**	48.5	28%	29%
	138.3	111.3		
Corporate expenses	**(14.4)**	(12.9)		
Operating income	**123.9**	98.4	26%	18%

CONDENSED BALANCE SHEET (UNAUDITED)

€ in millions	30 June 2006	31 December 2005	30 June 2005
Non-current assets			
Intangible assets	**997**	912	885
Property & equipment	**74**	70	67
Other non-current assets	**94**	110	102
	1,165	1,092	1,054
Operating working capital	**604**	525	520
Short-term interest bearing assets and liabilities	**63**	67	71
	1,832	1,684	1,645
Financed by:			
Non-current liabilities			
Long-term borrowings	**719**	603	598
Provisions	**30**	29	31
Other non-current liabilities	**27**	26	21
	776	658	650
Equity			
Share capital	**11**	11	11
Reserves	**1,016**	992	965
Equity attributable to equity holders of Vedior NV	**1,027**	1,003	976
Minority interests	**29**	23	19
Total equity	**1,056**	1,026	995
	1,832	1,684	1,645
Net interest bearing assets and liabilities	**(656)**	(536)	(527)

CONDENSED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	2006	2005
Balance as at 1 January	**1,003**	850
Profit for the period	**72**	73
Issue of share capital	**21**	7
Share based payments	**4**	3
Dividend	**(43)**	(14)
Exchange rate differences	**(30)**	57
Balance as at 30 June	**1,027**	976